Filed Pursuant To Rule 433
Registration No. 333-167132
June 24, 2010
Solid as Gold: A Standard for the Ages
“The desire of gold is not for gold. It is for the means of freedom and benefit.” — Ralph Waldo Emerson
CHALLENGE
Among all precious metals, gold’s appeal is legendary. Since the beginning of time, gold has propelled the growth of empires, the birth of nations and the evolution of the world’s financial institutions.
To what can we attribute the enduring influence and intrigue of gold?
SOLUTION
Virtually indestructible, highly malleable, ductile and impervious to tarnishing, gold is among the most beautiful and useful elements in the world. Gold can be hammered into sheets so thin that light can pass through, and a single ounce can be drawn into a wire fifty miles long. Gold artifacts and coins buried thousands of years ago, when unearthed, look as lustrous as the day they were created. Gold’s chemical and physical properties have long made it coveted by artisans and industry alike. But above its utility to craftsmen and industrialists, gold has been most revered as a form of currency.
BENEFITS
People typically have not sought or owned gold for gold’s sake, but for what it represents. Above its aesthetic and monetary worth, gold imparts autonomy. It offers freedom from unpredictability, from a haunting fear of the unknown. Its value has weathered centuries fraught with political upheaval, economic turmoil and inconceivable cataclysmic events. Commonly accepted in many parts of the world as payment, gold is perhaps the most lasting and trustworthy store of financial value known to man.
GOLD THROUGH THE CENTURIES

3000 BC	The Sumer civilization of southern Iraq uses gold to create a wide range of jewelry, often using sophisticated and varied styles still worn today.

1500 BC	The immense gold-bearing regions of Nubia make Egypt a wealthy nation, as gold becomes the recognized standard medium of exchange for international trade.

1091 BC	Little squares of gold are legalized in China as a form of money.

560 BC	The first coins made purely from gold are minted in Lydia, a kingdom of Asia Minor.

344 BC	Alexander the Great crosses the Hellespont with 40,000 men, beginning one of the most extraordinary campaigns in military history and seizing vast quantities of gold from the Persian Empire.

58 BC	After a victorious campaign in Gaul, Julius Caesar brings back enough gold to give 200 coins to each of his soldiers and repay all of Rome’s debts.

742 – 814 AD	Charlemagne overruns the Avars and plunders their vast quantities of gold, making it possible for him to take control over much of Western Europe.

1284 AD	Venice introduces the gold Ducat, which soon becomes the most popular coin in the world and remains so for more than five centuries.

1511 AD	King Ferdinand of Spain says to explorers, “Get gold, humanely if you can, but all hazards, get gold,” launching massive expeditions to the newly discovered lands of the Western Hemisphere.

1717 AD	Isaac Newton, Master of the London Mint, sets the price of gold that lasts for 200 years.

1848 AD	The California gold rush begins when James Marshall finds specks of gold in the water at John Sutter’s sawmill near the junction of the American and Sacramento Rivers.

1886 AD	George Harrison, while digging stones to build a house, discovers gold in South Africa.

1900 AD	The US adopts the gold standard for its currency.

1933 AD	President Franklin D. Roosevelt bans the export of gold, halts the convertibility of dollar bills into gold, orders US citizens to hand in all the gold they possess and establishes a daily price for gold.

1944 AD	The Bretton Woods agreement sets an international gold exchange standard and creates two new international organizations, the International Monetary Fund (IMF) and the World Band. The new standard sets par values for currencies in terms of gold and obligates member countries to convert foreign official holdings of their currencies into gold at these par values.

1971 AD	On August 15, U.S. terminates all gold sales or purchases, thereby ending conversion of foreign officially held dollars into gold; in December, under the Smithsonian Agreement signed in Washington, U.S. devalues the dollar by raising the official dollar price of gold to $38 per fine troy ounce. Two years later, the US Dollar is removed from gold standard, and gold prices are allowed to float free.

1974 AD	On December 31, US government ends its ban on individual ownership of gold.

1980 AD	Gold reaches intra-day historic high price of $870 on January 21 in New York.

1997 AD	Congress passes Taxpayer Relief Act, allowing purchases of gold bullion coins and bars by US Individual Retirement Accounts, as long as they are of a fineness equal to, or exceeding, 99.5% gold.

1999 AD	15 large central banks sign the Central Bank Gold Agreement (CBGA), limiting their combined gold sales to 400 tons per year.

2004 AD	Central banks renew the 5-year CBGA limiting their gold sales to 500 tons per year.

2010 AD	Gold price (on the London PM fix) reaches a record high of $1,237.50/oz. on May 12, 2010 as investors continue to seek diversifying assets during economic uncertainty.

FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR USE WITH THE PUBLIC.
Shares (the “Shares”) of the SPDR® Gold Trust (the “Trust”) trade like stocks, are subject to investment risk and will fluctuate in market value. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. The Trust does not generate any income and as the Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time.
The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling 866.320.4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.
The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the Commodity Futures Trading Commission. Shareholders will not have the regulatory protections provided to investors in Commodity Exchange Act regulated instruments or commodity pools.
“SPDR®” is a trademark of the Standard & Poor’s Financial Services, LLC and has been licensed by use for the Sponsor. The “SPDR” trademark is used under license from Standard & Poor’s Financial Services, LLC (“S&P”) and the SPDR® Gold Trust is permitted to use the “SPDR” trademark pursuant to a sublicense from the Marketing Agent. No financial product offered by SPDR® Gold Trust, or its affiliates, is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which the financial products are based to track general stock market performance. S&P is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. S&P has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly-owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Global Advisors. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value
© 2010 State Street Corporation. All Rights Reserved.           IBG-1996           Exp. Date: 1/1/2011           IBG.GLD.HIS.0610

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Precise in a world that isn’tTM.	FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR USE WITH THE PUBLIC.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR ® Gold Shares, 30th Floor, Boston, MA 02111.